UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
Taylor Capital Group, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
876851106

(CUSIP Number)
September 29, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON: MICHAEL P. KRASNY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		700,000 shares of common stock underlying 280,000 shares of 8.0% non-cumulative convertible perpetual preferred stock, Series A (the “Series A Preferred”)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		700,000 shares of common stock underlying the Series A Preferred

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

700,000 shares of common stock underlying the Series A Preferred

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.98%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 876851106	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Taylor Capital Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

9550 West Higgins Road; Rosemont, Illinois 60018

Item 2(a).	Name of Person Filing:

Michael P. Krasny

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Sawdust Investment Management Corp.
1622 West Willow Road, Suite No. 200, Northfield, Illinois 60093

Item 2(c).	Citizenship:

U.S. Citizen

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

876851106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: NOT APPLICABLE

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

700,000 shares of common stock underlying 280,000 shares of 8.0% non-cumulative convertible perpetual preferred stock, Series A (the “Series A Preferred”)

The 700,000 shares of common stock underlying the Series A Preferred are held in the name of SIMC CT, LLC, a Delaware limited liability company, of which Michael P. Krasny Revocable Trust UAD 7/1/93 (the “Trust”) is the managing and sole member. The Reporting Person is the trustee and sole beneficiary of the Trust.

CUSIP No. 876851106	13G	Page 4 of 6 Pages

The Reporting Person is also expected to acquire beneficial ownership of an additional 210,000 shares of common stock underlying 14,000 stock purchase warrants (the “Warrants”) acquired on September 29, 2008. The Warrants are held in the name of SIMC CT II, LLC, a Delaware limited liability company, of which the Trust is the managing and sole member. The Reporting Person is the trustee and sole beneficiary of the Trust. The Warrants will become exercisable on the date that is 180 days from their original date of issue (i.e., September 29, 2008) and will expire at 5:00 p.m. on the fifth anniversary of their original date of issue (or if such date is a bank holiday with respect to the Warrants, the next succeeding day which is not a bank holiday). The Warrants will not be transferable without the consent of the Issuer prior to the first anniversary of the original date of issue.

(b)	Percent of Class: 5.98% (determined by dividing the number of shares of common stock beneficially owned by the Reporting Person by (i) 11,011,184, which is the number of shares of common stock of the Issuer outstanding as of September 4, 2008 as reported in the Issuer’s definitive Proxy Statement filed with the Securities and Exchange Commission on September 15, 2008, plus (ii) the 700,000 shares of common stock issuable to the Reporting Person upon conversion of all of the Series A Preferred)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 700,000 shares of common stock underlying the Series A Preferred

(ii)	shared power to vote or to direct the vote 0

(iii)	sole power to dispose or direct the disposition of 700,000 shares of common stock underlying the Series A Preferred

(iv)	shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

NOT APPLICABLE

CUSIP No. 876851106	13G	Page 5 of 6 Pages

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a particpant in any transaction having that purpose or effect.

CUSIP No. 876851106	13G	Page 6 of 6 Pages
SIGNATURE
             After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated this 6th day of October, 2008

/s/ Michael P. Krasny Name/Title: Michael P. Krasny